UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2026
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐
2
Explanatory note and Exhibits
On January 29, 2026, Deutsche Bank AG published its Media Release, Analyst Conference Call Presentation and Financial
Data Supplement, each of which relates to Deutsche Bank’s results for the quarter and year ended December 31, 2025.
For non-U.S. purposes, Deutsche Bank AG publishes such documents setting forth results prepared in accordance with
International Financial Reporting Standards (IFRS) as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the
“EU carve-out”). Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. These documents prepared using EU IFRS are attached as Exhibits 99.1 through 99.3 hereto.
For U.S. reporting purposes, Deutsche Bank AG also prepares versions of its Media Release and Financial Data
Supplement prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB IFRS”), but which is otherwise the same as EU IFRS. The Media Release and Financial Data Supplement prepared using IASB IFRS are attached as Exhibits 99.4 and 99.5 hereto. The impact of the
EU carve out is described in the section “Basis of Accounting” on page 11 of Exhibit 99.4 hereto.
This Report on Form 6-K contains the following exhibits:
Exhibit 99.1: Deutsche Bank AG’s Media Release, dated January 29, 2026, announcing its preliminary results for the quarter and year ended December 31, 2025 (EU IFRS).
Exhibit 99.2: Financial Data Supplement 4Q 2025, providing details of the preliminary results (EU IFRS).
Exhibit 99.3: Presentation of Christian Sewing, Chief Executive Officer, James von Moltke, President and Chief Financial
Officer, and Raja Akram, Chief Financial Officer Designate, given at Deutsche Bank AG’s Analyst Conference Call on
January 29, 2026 (EU IFRS).
Exhibit 99.4: Deutsche Bank AG’s Media Release, dated January 29, 2026, announcing its preliminary results for the quarter and year ended December 31, 2025 (IASB IFRS).
Exhibit 99.5: Financial Data Supplement 4Q 2025, providing details of the preliminary results (IASB IFRS).
This Report on Form 6-K and Exhibits 99.4 and 99.5 hereto are hereby incorporated by reference into Registration
Statement No. 333-278331 of Deutsche Bank AG. Exhibits 99.1 through 99.3 are not so incorporated by reference.
The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1.
Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2025.
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts;
they include statements about Deutsche Bank’s beliefs and expectations. Any statement in this report that states Deutsche
Bank’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement.
These statements are based on plans, estimates and projections as they are currently available to the management of
Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and Deutsche Bank undertakes no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which
Deutsche Bank derives a substantial portion of its trading revenues, potential defaults of borrowers or trading counterparties, the implementation of its strategic initiatives, the reliability of its risk management policies, procedures and methods, and other risks referenced in its filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in Deutsche Bank’s 2024 Annual Report on Form 20-F filed with the SEC on March 13, 2025, under the heading “Risk
Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/
ir.
3
Use of Non-GAAP Financial Measures
This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) before tax before nonoperating costs, Profit (loss) before tax excluding specific litigation items	Profit (loss) before tax
Profit (loss) attributable to Deutsche Bank shareholders,
Profit (loss) attributable to Deutsche Bank shareholders
and additional equity components, Profit (loss) excluding
specific litigation items, Profit (loss) attributable to
Deutsche Bank shareholders excluding specific litigation
items
Profit (loss)
Net interest income in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs, Specific litigation items	Noninterest expenses
Cost/income ratio excluding specific litigation items	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based
on Profit (loss) attributable to Deutsche Bank
shareholders after AT1 coupon), Post-tax return on
average tangible shareholders’ equity (based on Profit
(loss) attributable to Deutsche Bank shareholders after
AT1 coupon), Post-tax return on average shareholders’
equity excluding specific litigation items, Post-tax return
on average tangible shareholders’ equity excluding
specific litigation items
Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) pages 15 through 26 of Exhibits 99.2 and 99.5 and (ii) the section “Supplementary
Information (Unaudited): Non-GAAP Financial Measures” on pages 422 to 428 of Deutsche Bank’s 2024 Annual Report on
Form 20-F.
When used with respect to future periods, non-GAAP financial measures Deutsche Bank uses forward-looking statements.
Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
4
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:January 29, 2026

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel